FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of May ,2004

Commission File Number: 1-10817

CELLTECH GROUP PLC

(Translation of registrant's name into English)

208 Bath Road, Slough, Berkshire SL1 3WE ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).

Enclosure: UCB SA - Offer Document Posted

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN, INTO OR FROM BELGIUM, CANADA, AUSTRALIA OR JAPAN

UCB S.A.
RECOMMENDED CASH OFFER FOR CELLTECH GROUP PLC
POSTING OF OFFER DOCUMENT

UCB announces that the Offer Document in relation to the Offer, being made by Lazard & Co., Limited on behalf of UCB outside the United States, and by UCB in the United States, which was announced on 18 May 2004, is being posted to shareholders today, together with the Form of Acceptance.

Forms of Acceptance should be completed, signed and returned in accordance with the instructions set out in the Offer Document and in the Form of Acceptance, so as to be received as soon as possible, and in any event, not later than 3.00 p.m. (London time), 10.00 a.m. (New York time) on 17 June 2004.

Celltech Shareholders may obtain copies of the Offer Document and Form of Acceptance from Lazard (50 Stratton Street, London, W1J 8LL) from today during normal business hours.

PRESS ENQUIRIES:

Lazard (Financial adviser to UCB)                                               Tel: +44 (0)20 7187 2000
William Rucker
David Gluckman
Will Thompson

Morgan Stanley (Joint financial adviser to Celltech)                 Tel: +44 (0)20 7425 5000
Simon Robey
Mark Warham

JPMorgan (Joint financial adviser to Celltech)                          Tel: +44 (0)20 7742 4000
Bernard Taylor
Julian Oakley

Brunswick Group                                                                           Tel: +44 (0)20 7404 5959
Jon Coles
Wendel Carson

Terms defined in the Offer Document have the same meaning in this announcement.

Lazard is acting for UCB and no one else in connection with the Offer and will not be responsible to anyone other than UCB for providing the protections afforded to clients of Lazard or for providing advice in connection to the Offer, the contents of this announcement or any transaction or arrangement referred to herein.

Morgan Stanley and JPMorgan are acting for Celltech and no one else in connection with the Offer and will not be responsible to anyone other than Celltech for providing the protections afforded to their respective clients or for providing advice in connection with the Offer, the contents of this announcement or any transaction or arrangement referred to herein.

This announcement does not constitute an offer to sell or invitation to purchase any securities or the solicitation of any vote or approval in any jurisdiction.

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions.

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                           CELLTECH GROUP PLC
                                                                                                                                                           (Registrant)

                                                                                                                                                           By: /s/ PETER ALLEN
                                                                                                                                                           Peter Allen
                                                                                                                                                           Chief Financial Officer

Dated: 19 May, 2004